EXHIBIT 99.1

Innate Pharma Advances Lacutamab Clinical Development Program

TELLOMAK trial progresses as cohort 2 of KIR3DL2-expressing mycosis fungoides patients advances to Stage 2 earlier than anticipated

Company to initiate two new clinical trials to investigate lacutamab in peripheral
T-cell lymphoma, including Phase 2 combination study with leading global lymphoma research network, LYSA

Webcast featuring key opinion leaders today at 2:00 p.m. CET / 8:00 a.m. ET

MARSEILLE, France, Feb. 09, 2021 (GLOBE NEWSWIRE) -- Innate Pharma SA (Euronext Paris: IPH – ISIN: FR0010331421; Nasdaq: IPHA) (“Innate” or the “Company”) today announced new clinical developments for its first-in-class, proprietary investigational asset, lacutamab, an anti-KIR3DL2 cytotoxicity-inducing antibody in development for T-cell lymphomas. This includes advancement of the KIR3DL2-expressing mycosis fungoides (MF) cohort (cohort 2) to Stage 2 in the TELLOMAK study, as well as the initiation of the peripheral T-cell lymphoma (PTCL) clinical program.

Mycosis Fungoides: Advancing TELLOMAK Cohort 2 to Stage 2
In TELLOMAK, an open-label, multi-cohort, Phase 2 trial, lacutamab demonstrated a positive early signal in cohort 2. This cohort reached the pre-determined number of responses needed to advance to stage 2, allowing the Company to recruit additional patients. The Company plans to present this preliminary data at a scientific meeting in 2021.

Recruitment is ongoing in cohort 3, evaluating lacutamab as a monotherapy in KIR3DL2 non-expressing MF patients.

Peripheral T-Cell Lymphoma: Introducing a Data-Driven Clinical Strategy
The Company today announced plans to initiate two parallel clinical trials to study lacutamab in KIR3DL2-expressing patients with relapsed/refractory PTCL. Together these trials offer a data-driven strategy to identify potential opportunities for lacutamab in the relapsed setting, and potential expansion into earlier lines of therapy for PTCL in the future.

  Phase 1b trial: a Company-sponsored Phase 1b clinical trial to evaluate lacutamab as a monotherapy in KIR3DL2-expressing patients with relapsed PTCL.

  Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial: The Lymphoma Study Association (LYSA) will launch an investigator-sponsored, randomized trial to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone in KIR3DL2-expressing relapsed/refractory patients.

“Lacutamab is our priority clinical asset, and we are pleased to share important progress of this program. The early signal seen in the KIR3DL2-expressing mycosis fungoides patient population is encouraging and moves us past the pre-determined threshold for the cohort earlier than anticipated,” said Joyson Karakunnel, M.D., MSc, FACP, Chief Medical Officer Innate Pharma. “In addition, our PTCL trials announced today demonstrate our strategy to first explore lacutamab’s potential in the relapsed/refractory setting, then potentially in earlier lines of treatment. Partnering with LYSA will provide invaluable expertise given their track record in advancing therapeutics for the lymphoma community.”

“Relapsed PTCL patients are in need of alternative, effective options and we are pleased to partner with Innate Pharma on this important study,” said Franck Morschhauser, Professor of Hematology in Lille (France) and President of LYSA. “KIR3DL2 represents a meaningful target, as it is expressed in up to 50% of PTCL across subtypes. Through our global network and deep expertise in lymphoma, we believe this study will help us better understand the potential for lacutamab to help these patients.”

To learn more about these updates, join Innate’s executive leadership team, as well as Pierluigi Porcu, M.D., Professor of Medical Oncology, Dermatology and Cutaneous Biology and Director, Division of Hematologic Malignancies and Hematopoietic Stem Cell Transplantation at Jefferson University Hospital and principal investigator of Innate’s Phase 2 TELLOMAK study, and Olivier Hermine, M.D., Professor of Hematology at the University of Paris Descartes, Director, Division of Adult Hematology at Hôpital Universitaire Necker Enfants Malades and principal investigator of the LYSA Phase 2 KILT study for a virtual presentation today.

Webcast and conference call will be held today at 2:00 p.m. CET / 8:00 a.m. ET

Access to live webcast: https://edge.media-server.com/mmc/p/yztsebvs

Participants may also join via telephone by registering in advance of the event at http://emea.directeventreg.com/registration/2284358. Upon registration, participants will be provided with dial-in numbers, a direct event passcode and a unique registrant id that they may use 10 minutes prior to the event start to access the call.

This information can also be found on the Investors section of the Innate Pharma website,
www.innate-pharma.com. A replay of the webcast will be available on the Company website for 90 days following the event.

About Lacutamab:

Lacutamab (IPH4102) is a first-in-class anti-KIR3DL2 humanized cytotoxicity-inducing antibody, which is currently in clinical trials for treatment of cutaneous T-cell lymphoma (CTCL), an orphan disease. This group of rare cutaneous lymphomas of T lymphocytes has a poor prognosis with few efficacious and safe therapeutic options at advanced stages.

KIR3DL2 is an inhibitory receptor of the KIR family, expressed by approximately 65% of patients across all CTCL subtypes and expressed by up 90% of patients with certain aggressive CTCL subtypes, in particular, Sézary syndrome. It is expressed by up to 50% of patients with peripheral t-cell lymphoma (PTCL). It has a restricted expression on normal tissues.

About TELLOMAK:

TELLOMAK is a global, open-label, multi-cohort Phase 2 clinical trial recruiting patients with advanced T-cell lymphomas (TCL) in the United States and Europe. TELLOMAK is expected to recruit up to 150 patients, with lacutamab evaluated:

  As a single agent in approximately 60 patients with Sézary syndrome who have received at least two prior systemic therapies, including mogamulizumab.
  As a single agent in approximately 90 patients with mycosis fungoides (MF) who have received at least two systemic therapies.

In patients with MF, the study is designed to evaluate the benefit of lacutamab according to KIR3DL2 expression. The study comprises two cohorts in MF, testing lacutamab in KIR3DL2 expressing and non-expressing patients determined at baseline. These cohorts follow a Simon 2-stage design that will terminate early if treatment is considered futile. The Sézary syndrome cohort of the study could enable the registration of lacutamab in this indication.

The primary endpoint of the trial is objective response rate. Key secondary endpoints are progression-free survival, duration of response, quality of life and adverse events.

About Lacutamab in PTCL:

Two clinical trials will investigate lacutamab in KIR3DL2-expressing PTCL patients who have received at least one prior systemic therapy. Lacutamab is being evaluated:

  In a multi-center, Phase 1b clinical trial as a single agent in approximately 20 relapsed patients expressing KIR3DL2. The trial is designed to evaluate safety, as well as characterize clinical outcomes, pharmacokinetics and immunogenicity of lacutamab alone in PTCL. Further expansion will be determined based on preliminary efficacy signals.
  In a multi-center, randomized Phase 2 trial in combination with GEMOX in relapsed/refractory patients expressing KIR3DL2. This study will include approximately 60 patients. The combination trial, KILT (anti-KIR in T-Cell Lymphoma), is being conducted by the Lymphoma Study Association (LYSA) and its operational organization Lymphoma Academic Research Organisation (LYSARC); it will evaluate the efficacy and safety of lacutamab in combination with chemotherapy GEMOX in prescreened patients, with progression-free survival as the primary endpoint.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate has been a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code Ticker code LEI	FR0010331421 Euronext: IPH Nasdaq: IPHA 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995.The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

For additional information, please contact:

Investors Innate Pharma Tel.: +33 (0)4 30 30 30 30 investors@innate-pharma.com	Media Innate Pharma Tracy Rossin (Global/US) Tel.: +1 240 801 0076 Tracy.Rossin@innate-pharma.com ATCG Press Marie Puvieux (France) Tel.: +33 (0)9 81 87 46 72 innate-pharma@atcg-partners.com